Exhibit 20.1

December 3, 2009

Dear Shareholder

As we indicated in our July letter to shareholders, we would be providing you with periodic updates on the status of each of the properties in the BellaVista portfolio. As you know, for the past several years we have been operating in incredibly difficult real estate and credit markets. These unprecedented market conditions created a number of situations where our original borrowers or development partners were unable to perform and satisfactorily meet the terms of their borrowing or partnership agreements with BVC.

Please know that while we have made every effort to work with our borrowers and development partners, in the end our responsibility was and is to BellaVista's shareholders. As a result, in some cases the Company foreclosed and assumed outright ownership of various projects ("REO" properties). In other cases, the Company asserted a significantly increased level of operational control over certain projects ("Controlled" properties) in order to complete the project so that the property could then be made ready for sale or lease/rental. Under either scenario, these changes in ownership and control were not only very time consuming but also very costly due to our assuming the responsibility for completion costs, senior debt obligations and operational expenses such as property taxes, insurance, marketing, maintenance, etc. All of these expenses are incremental to the core operations of the company and, as such, have a negative impact on NRV.

As we have discussed in prior communications, the new operational responsibilities resulted in a major change in scope and a retooling of BellaVista's operations and focus. Effectively, BellaVista has had to transition from lender, and occasional passive development partner, to active owner/developer, property manager and, in some instances, landlord. As a result, over the past several years, the Board has made significant changes in the Company's operating structure and personnel in order to effectively and efficiently manage these new responsibilities.

Additionally, the Board has developed and implemented a specific plan for each of the REO and Controlled properties. We are focused on managing the REO and Controlled properties to maximize value, with the goal of selling these properties over the next several years (market permitting) with sales proceeds first being used to retire existing debt and fund operational and carrying costs for any remaining properties, and then being used to fund a share repurchase program. The timing of such a share repurchase program is dependent on when and at what price properties are sold, and when existing debt is repaid. Please note that these plans and our subsequent actions are consistent with the primary goal of a controlled liquidation of the Company through the sale of the portfolio assets and a share repurchase program.

We hope that the property update summary that follows will give you a good understanding of what has been accomplished as well as the current status of the portfolio investments. While we have made and are continuing to make good progress toward our goal of a controlled liquidation, the market remains the controlling factor for liquidation timing and value.

On behalf of the entire BellaVista team, we wish you a happy and healthy holiday season. We sincerely appreciate your understanding and your support during these difficult times as we continue to direct all of our effort to achieve the best possible outcome for our shareholders. Should you have any questions, please feel free to contact, Patti Wolf on our shareholder support line at 480-563-3351.

William Offenberg       Jeff Black           Patti Wolf          Robert Puette
(408) 396-3971          (408) 499-0352       (480) 563-3351      (408) 309-3710

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BellaVista REO and Controlled Properties
                          Status Update - December 2009


Cummings Park - East Palo Alto, CA
----------------------------------
This is a mixed use retail and residential condominiums with 30 residential units: 24 "market rate"("MR"), 6 "below market rate" ("BMR") and 7 retail units totaling 21,696 s.f. This project is located in the same shopping center as Best Buy, Sports Authority and Nordstrom Rack and across the street from Ikea. BVC assumed a higher level of control of the project in spring of 2008. A successful live auction of 22 market rate residential units was completed in June 2008. BVC took over complete management of the project in September of 2008. The two remaining market rate residential units are in escrow. Four BMRs are currently available. The City of East Palo Alto finds and selects buyers for the BMRs. The main obstacle to closing BMR units is lack of available financing. In May of 2009, we closed the sale of 9,818 s.f. of the retail space. BVC plans on keeping the remaining retail space until it is leased up and the retail "For Sale" market improves. Bank debt has been paid down substantially, by over $12 million. The project can be viewed at www.cummingspark.com.

Frank Norris Place - 81 Frank Norris Street (at Polk between Pine and Bush),
San Francisco
----------------------------------------------------------------------------
This project is a 32 unit market rate residential condo project developed and entitled specifically for active seniors (55 and over). The developer (and BVC's borrower) completed the project and sold several units. The developer defaulted on the BVC loan in the first quarter of 2008. BVC reached agreement with the developer in the spring of 2008, and took title to the remaining 14 units as a settlement with the borrower. We have been actively marketing the 14 units for both sale and lease. Five of the units are leased and one has closed escrow. The debt has been paid down substantially from the proceeds of the 18 units sold to-date. The bank loan on this project matures in summer 2012. This longer maturity should provide the company a reasonable amount of time to rent and sell units over the next 36 months. The project can be viewed at www.81franknorris.com. .

Brighton Apartments - 1000 Brighton Ave, Modesto, CA
----------------------------------------------------
The Brighton project is a 40 unit apartment project that was originally a JV project with BVC. The conversion to condominiums was completed in the Q4 of 2007. BVC and the Developer agreed shortly thereafter not to market the units as condos due to the weak local demand for this type of product. The project was then reconverted to a rental apartment complex. Renting began in late Q1 2008 and has been very successful. Currently, 35 of the 40 apartments are leased. Due to lack of equity remaining in this project, our developer partner resigned his ownership and management of the project in September 2008. As a result, BVC assumed complete control and management of the project. BVC is currently in the process of seeking traditional bank-sourced mortgage financing to replace the private placement credit line of $1.5 million. We believe that the value of this property will firm and potentially increase over the next several years as a steady rental history is established. The project can be viewed at www.1000brighton.com


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MacArthur Project - 487 W. MacArthur Blvd, Oakland, CA
------------------------------------------------------
This project is a 16 unit residential condominium project that was completed in spring 2009. The units are a mix of townhouse and loft style units. BVC is the lender on this project and has been involved in the completion of the construction. Working with our development partner, a live auction was completed in August of 2009. All units were sold and all but 2 of the units have closed escrow. These proceeds are being be used to retire existing debt on other properties in the portfolio. The marketing and auction can be viewed at www.auction485westmac.com .

The Cathedral Building - 1615 Broadway, Oakland, CA
---------------------------------------------------
This unique project in downtown Oakland, at the entrance to the Uptown District, was completed by the developer in the Q1 2009. BVC is the first lender on this project. The project is a historic building that has been subdivided by floor into condos. It is a mixed use with 1 large retail unit on the ground floor and basement, 5 office/commercial units on the next 5 floors and 7 residential units on the upper floors. Most of the residential units offer commanding views and unique floor plans. The Company is receiving the net proceeds from all sales until the loan is paid in full. To date, one 1 office unit and 1 residential unit have closed and 2 other units are under contract. The project can be viewed at http://www.brogproperties.com.

2555-65 Pulgas Avenue, East Palo Alto, CA
-----------------------------------------
This project was initially designed as an urban loft style complex. The City of East Palo Alto was very much in favor of this type of development and the project progressed through a significant portion of the initial entitlement process. BVC was the first lender. Unfortunately, the decline in the real estate market and the very tight credit market prevented the developer from moving past the entitlement phase. BVC took title to this land through foreclosure in December 2008. The property is listed for sale. While there is reasonable interest in the property based on its size and location, it is likely to take 18 to 36 months to find a suitable buyer and close on a sale. In the interim we are pursuing short term rental opportunities to provide some cash flow to offset a portion of our carrying costs.

189 Gilmartin Drive, Tiburon, CA
--------------------------------
This is a 5 bedroom, 6.5 bath luxury home with commanding views of the East Bay from the hillside in Tiburon. BVC was the original lender on this project. The developer failed to complete the construction. BVC took title to the project several years ago and went on to finance the completion of the home. BVC has a traditional bank mortgage. The lender has been very cooperative with BVC through the prolonged completion and marketing process. This very prestigious and well located property is listed for sale and being actively marketed. The property can be viewed at http://www.pacunion.com/Homes/SearchAction.cfm?SearchType=MLS Number&State=CA&MLSNumber=20730217&Submit.x=14&Submit.y=8.


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7318 Crane Road, Oakdale, CA
----------------------------
This property consists of two separate parcels of land that are approved for 50 residential lots. The approvals for the subdivision have been extended until June 2010. Currently there is one existing home on the property that is leased. BVC owns 40% of this investment. The ownership is subject to a mortgage of approximately $600,000 on one of the two parcels. The payment of this first mortgage is serviced by the tenant occupying the existing home on the property. Due to the present lack of demand for residential lots in Central California, the plan is to hold the property until market demand increases.

26414 Lone Tree Road, Escalon, CA
---------------------------------
Escalon is a commercial property with two large metal buildings, a modular home and shop totaling 17,500 s.f.. BVC owns 21% of this investment. This property is occupied by the former borrower, who continues to operate his business at the property and has agreed to pay a market-rate rent. Based on the current weak local market, the plan is to hold the property until the market improves.

Please note that the property web sites cited in this letter are composed and controlled by third parties and not by the Company. The Company has reviewed the content of each site and believes that it is accurate as of the date hereof, but the Company does not assume any responsibility for the accuracy and completeness of the information on these independent web sites now or at any time in the future.